Exhibit 99.1

Quarterly Statement Q2 2020

SAP Resilient Amid COVID-19 Crisis

Sharp Increase in Operating and Free Cash Flow
Strong Current Cloud Backlog of €6.65 Billion,
Up 21% At Constant Currencies

•              IFRS Cloud Gross Margin Up 3.4pp; Non-IFRS Cloud Gross Margin Up 1.6pp

•              IFRS Operating Margin Up 6.6pp; Non-IFRS Operating Margin Up 1.8pp

•              IFRS EPS At €0.73, Up 54%; Non-IFRS EPS At €1.17, Up 7%

•              Operating Cash Flow Up 41%, Free Cash Flow Up 59% in First Six Months

„  This quarter demonstrated that our Intelligent Enterprise strategy clearly resonates with customers around the world. More than ever, the pandemic has proven that digitalization is no longer an option but a must-have to withstand challenging times and to achieve desired business outcomes. We will continue to invest in innovative offerings for our customers to drive business transformations and run complex business processes. We also aim to expand the ecosystem on our business technology platform to complement our solutions and foster growth.

Christian Klein, CEO

„  We were happy to see such a strong sequential improvement in software licenses revenue and a robust margin expansion. Our broad solution portfolio, unmatched industry and geographic diversification coupled with our strong base of more predictable revenue have allowed us to manage the COVID-19 crisis this quarter. With our investments in strategic growth areas we are confident we will not only weather the crisis but emerge even stronger. We were also pleased to see a strong acceleration in free cash flow despite the current market dynamics.

Luka Mucic, CFO

SAP Q2 2020 Quarterly Statement Q2 2020	1

Walldorf, Germany — July 27, 2020
SAP SE (NYSE: SAP) today announced its financial results for the second quarter and the first half-year ended June 30, 2020.

Business Performance Second Quarter 2020

Financial Highlights1

Business activity gradually improved over the course of the second quarter following the global emergence of the COVID-19 crisis primarily in the last month of the first quarter. Software licenses revenue, while still below normal levels, recovered more than expected. In particular, the APJ region had a strong recovery in software licenses revenue.

In the second quarter, current cloud backlog2 was up 20% to €6.65 billion (21% at constant currencies) with continued high demand for digital supply chain, e-commerce, cloud platform and Qualtrics solutions. Cloud revenue was impacted by lower pay-as-you-go transactional revenue as a result of the COVID-19 crisis and grew 21% year over year to €2.04 billion (IFRS), up 19% to €2.04 billion (non-IFRS) and up 18% (non-IFRS at constant currencies). Software licenses revenue was down 18% year over year to €0.77 billion (IFRS and non-IFRS) and down 18% (non-IFRS at constant currencies), a strong sequential improvement compared to the first quarter. Cloud and software revenue grew 4% year over year to €5.71 billion (IFRS), up 3% to €5.71 billion (non-IFRS) and up 3% (non-IFRS at constant currencies). Total revenue grew 2% year over year to €6.74 billion (IFRS), up 1% to €6.74 billion (non-IFRS) and up 1% (non-IFRS at constant currencies).

The share of more predictable revenue grew by five percentage points year-over-year to 73% in the second quarter.

Cloud gross margin increased 3.4 percentage points year over year to 66.0% (IFRS) and increased by 1.6 percentage points year over year to 69.5% (non-IFRS).

IFRS operating profit in the second quarter increased strongly primarily due to a significantly lower impact from restructuring expenses compared to the previous year. Operating profit increased by 55% year over year to €1.28 billion (IFRS) and was up 8% to €1.96 billion (non-IFRS) and up 7% (non-IFRS at constant currencies). Operating margin increased 6.6 percentage points year over year to 19.0% (IFRS) and increased 1.8 percentage points year over year to 29.1% (non-IFRS) and 1.7 percentage points to 28.9% (non-IFRS at constant currencies).

Earnings per share was up 54% year over year to €0.73 (IFRS) and was up 7% to €1.17 (non-IFRS).

Operating cash flow and free cash flow grew strongly in the second quarter. This was mainly driven by positive effects from lower payments to suppliers and lower than expected income tax payments. Operating cash flow for the first six months was €3.77 billion, up 41% year-over-year. Free cash flow for the first six months was up 59% year-over-year at €3.12 billion. Free cash flow additionally benefited from lower capital expenditure compared to the previous year. At the end of the second quarter, net debt was -€7.45 billion.

COVID-19 Response

SAP remains focused on supporting its customers, employees and communities during the COVID-19 pandemic. SAP continues to operate with a virtual sales and remote implementation strategy to enable the large majority of its employees to work productively from home while continuing to serve customers effectively. In certain locations around the globe a small number of SAP employees have started to return or are planning to return to the office at a cautious pace as permitted by local regulations. SAP remains focused on the safety of the small number of its employees who are working onsite.

To ensure the Company’s financial flexibility, SAP is maintaining a slower pace of hiring than in usual circumstances and reduced discretionary spend in addition to natural savings e.g. from lower travel, facility related costs and virtualized events.

SAP remains focused on ensuring continuity for its customers and partners and SAP’s data centers are online with appropriate backup plans.

Since the COVID-19 crisis began, SAP has also been providing solutions to address many of the issues faced by its customers and the broader community. Some recent examples:

•                   SAP has developed, together with Deutsche Telekom, the Corona Warning App which is the official German tracing app. The app went live in less than 50 days and has been downloaded more than 16 million times.

•                   Qualtrics back-to-business solution is helping many US states and communities restart their economies.

•                   To address ongoing disruption to global supply chains, SAP has extended open access to SAP Ariba Discovery to the end of 2020 so that buyers can post immediate sourcing needs and any supplier can respond.

1  Q2 2020 results were also impacted by other effects. For details, please refer to the disclosures on page 33 of this document.

2  For an explanation please refer to page 8 of this document. Additional information is available at https://www.sap.com/investors/en/reports/reporting-framework.html.

SAP Q2 2020 Quarterly Statement Q2 2020	2

Due to the current uncertainty regarding the duration and severity of the COVID-19 pandemic, SAP cannot predict whether our response to date or actions that we may take in the future will be effective in mitigating the impact of COVID-19 on our business and results of operations.3

Segment Performance Second Quarter 2020

SAP’s four reportable segments “Applications, Technology & Support”, “Concur”, “Qualtrics” and “Services” showed the following performance:

Applications, Technology & Support (AT&S)

In the second quarter, segment revenue in AT&S was up 3% to €5.31 billion year-over-year (up 3% at constant currencies). Solutions which contributed to this growth are listed below.

SAP S/4HANA

SAP S/4HANA is an intelligent, integrated ERP system that runs on SAP’s real time in-memory platform, SAP HANA. It addresses industry-specific requirements with proven best practices for 26 verticals and enables new business models as marketplaces evolve. It revolutionizes business processes with intelligent automation, supported by artificial intelligence and robotic process automation. It helps users make better decisions faster with embedded analytics, a conversational interface, and digital assistants. SAP offers customers a choice of deployment options including cloud, on-premise and hybrid so they can choose the scenario or combination that is right for them, all on the same data model with a consistent user experience.

Over 500 SAP S/4HANA customers were added in the quarter, taking total adoption to more than 14,600 customers, up 22% year over year, of which more than 7,400 are live. In the second quarter, more than 37% of the additional SAP S/4HANA customers were net new.

In the second quarter, world class organizations such as Neptune Energy, Vedanta, BNP Paribas, Comix, and Deutsche Börse AG selected SAP S/4HANA. RAK Ceramics, beeline GmbH, and Zalando recently went live on SAP S/4HANA. A fast-growing number of companies of all sizes such as E.ON, Rizing LLC, Mageline and Trevi Finanziaria Industriale chose SAP S/4HANA Cloud. Colgate-Palmolive, De Nora Group, Grupo Ultra, and SUSE Software Solutions are now live on SAP S/4HANA Cloud.  IDC MarketScape recently named SAP S/4HANA Cloud as a Leader for Cloud Finance and Accounting Apps.

Human Experience Management (HXM)

The SAP SuccessFactors Human Experience Management (HXM) Suite provides solutions for core HR and payroll, talent management, employee experience management and people analytics. Built as a highly scalable platform it meets complex cross border requirements, delivering tax regulation and HR policy updates in 99 specific countries, 42 languages and payroll in 46 countries.

HXM is designed around what employees need, how they work, and what motivates them. It empowers employees and enables HR leaders to accelerate business growth.

SAP SuccessFactors HXM solutions leverage Qualtrics solutions allowing customers to capture insights from employees and link them with operational data to see what is happening, understand why and take action. More than 640 customers have selected these solutions. FMC Corporation is one example of numerous companies using the Qualtrics and SAP SuccessFactors platforms.

Capgemini, JSC Lithuanian Railways, Bechtle AG, and Migros Group were some of many competitive wins. Etihad Aviation, Group Erste Group Bank, and Royal London Mutual Insurance Society recently went live with SAP SuccessFactors solutions.

SAP was recently ranked as a Leader in “The Forrester Wave: Cloud Human Capital Management Suites for Q2 2020”.

SAP Customer Experience

SAP Customer Experience (CX) combines leading solutions for commerce, service, marketing, sales, and customer data, enabling companies to manage and deliver personalized customer experiences across touchpoints and channels based on a complete view of the customer. As part of the Intelligent Enterprise, SAP CX suite integrates with SAP S/4HANA from demand signals to fulfillment in one end-to-end process.

SAP CX solutions also use the benefits of Qualtrics Customer Experience Management to understand the wants and needs of customers. This enables organizations to combine customer feedback and operational data to listen, understand and take action in the moment to improve the customer experience.

In the second quarter, SAP’s e-commerce solution was a standout, almost doubling new cloud business year over year.

3  For additional COVID-19 related disclosures and risk factors, please refer to SAP’s 2020 Half-Year Report.

SAP Q2 2020 Quarterly Statement Q2 2020	3

Lumileds, Commission de la construction du Québec, Delivery Hero, Jiangsu Hengshun Group Co. Ltd., Telefônica Vivo, and Hirose Electric Co. are some examples of companies who chose SAP Customer Experience solutions.

Business Technology Platform

SAP’s Business Technology Platform helps customers to turn their data into business value. It encompasses database and data management, analytics, application development and integration, and intelligent technologies. The Business Technology Platform represents a combination of SAP’s leading technologies such as SAP HANA, SAP Cloud Platform, SAP Data Warehouse Cloud, SAP Analytics Cloud, SAP Data Intelligence and SAP Intelligent Robotic Process Automation bundled into one single reference architecture. It supports cloud, on-premise and hybrid customer landscapes. Additionally, the Business Technology Platform offers seamless interoperability with hyperscalers’ technologies to deliver a high level of scalability and flexibility. The Business Technology Platform provides customers with convenient access to SAP data, SAP technology and SAP pre-configured business services to help them drive business value across their entire solution landscape.

The Swiss Canton of Zurich, the Australian Department of Defence, and L’Oréal selected SAP’s business technology platform and analytics cloud solutions in the second quarter.

SAP was recently named as a leader in Gartner’s Magic Quadrant for Multiexperience Development Platforms.

Ariba & Fieldglass

SAP Ariba provides collaborative commerce capabilities from sourcing and orders through invoice and payment along with expertise to help customers optimize their spend. It drives simple, intelligent exchanges between millions of buyers and suppliers across both direct and indirect expense categories. The SAP Ariba platform is embedding Qualtrics to enhance experience and to create a continuous feedback loop for buyers and suppliers on the network.

SAP Ariba and SAP Fieldglass, together with SAP Concur, represent SAP’s intelligent spend platform, the largest commerce platform in the world with over $3.8 trillion in global commerce annually transacted in more than 180 countries.

Carrefour and NEC Corporation chose SAP Ariba solutions in the second quarter. Google is now live on SAP Ariba.

SAP Fieldglass is the leader in external workforce management and services procurement. It helps organizations find, engage, and manage all types of flexible resources including contingent workers, consultants and freelancers. SAP Fieldglass added more than 760,000 new external workers during the second quarter. Apache Corporation chose SAP Fieldglass solutions in the second quarter.

Concur

In the second quarter, Concur segment revenue was down 4% to €379 million year-over-year (down 5% at constant currencies) due to lower pay-as-you-go transactional revenue as a result of significantly reduced business travel due to the COVID-19 crisis.

SAP Concur provides integrated travel, expense, and invoice management solutions that simplify and automate these time-consuming everyday processes. The SAP Concur mobile app guides employees through every trip, charges are effortlessly populated into expense reports, and invoice approvals are automated. By integrating near real-time data and using AI to audit 100% of transactions, businesses can see and efficiently control their travel spend.

Royal Voluntary Service was among the organizations who chose SAP Concur solutions in the second quarter.

Qualtrics

In the second quarter, Qualtrics segment revenue was up 34% to €168 million year-over-year (up 32% at constant currencies).

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in 26 industries to help organizations manage and improve the four core experiences of business: customer, employee, product, and brand.

The Qualtrics XM Platform™ is trusted by over 11,800 customers to listen, understand, and take action on experience data (X-data™) by combining X-data with the operational data (O-data™) systems of the enterprise.

In the second quarter, Etsy, Inc., Blue Cross and Blue Shield of Alabama, Kendra Scott Design, Tableau and many others selected Qualtrics to move beyond systems of record to new systems of action and achieve breakthrough results.

Services

In the second quarter, Services segment revenue was down 6% to €796 million year-over-year (down 6% at constant currencies).

SAP deploys a global team of service professionals with in-depth expertise in SAP solutions and innovation to help companies create valuable outcomes and experience to succeed in becoming Intelligent Enterprises.

The Services organization improves time to value for our customers’ digital transformation through:

•                   Outcome-focused services and proactive support offerings designed to guide customers transformation from end to end

SAP Q2 2020 Quarterly Statement Q2 2020	4

•                   Intelligent tools that automate delivery and support

•                   Embedded services with prepackaged reference solutions based on leading industry practices and processes

•                   Value-added partnerships with leading system integrators that facilitate success in any environment

Segment Results at a Glance

Segment Performance Second Quarter 2020
	Applications, Technology & Support			Services			Concur			Qualtrics
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	Δ in %	Δ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	1,589	24	24	0	NA	NA	323	–4	–6	130	38	36
Segment revenue	5,314	3	3	796	–6	–6	379	–4	–5	168	34	32
Segment profit (loss)	2,329	5	5	121	>100	96	137	–4	–6	7	2	1
Cloud gross margin (in %)	65.2	2.8pp	2.6pp	NM1)	NM1)	NM1)	88.4	1.9pp	1.8pp	91.0	–0.9pp	–1.0pp
Segment margin (in %)	43.8	0.9pp	0.7pp	15.2	8.3pp	7.6pp	36.0	0.0pp	–0.4pp	4.3	–1.4pp	–1.3pp

1) NM = not meaningful

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 3% (both IFRS and non-IFRS at constant currencies). Cloud revenue increased 29% (both IFRS and non-IFRS at constant currencies) with Germany and Switzerland being highlights. Spain and Saudi Arabia had strong quarters in software licenses revenue.

The Company had a solid performance in the Americas region. Cloud and software revenue increased 5% (IFRS) and 3% (non-IFRS at constant currencies). Cloud revenue increased 17% (IFRS) and 13% (non-IFRS at constant currencies) with Canada and Mexico being highlights. In addition, the United States had a solid quarter in software licenses revenue.

In the APJ region, SAP had a stellar performance backed by a strong recovery in software licenses revenue particularly in Japan, South Korea and Indonesia. Cloud and software revenue was up 4% (both IFRS and non-IFRS at constant currencies). Cloud revenue increased 19% (IFRS) and 18% (non-IFRS at constant currencies) with Japan, Singapore and South Korea being highlights.

SAP Q2 2020 Quarterly Statement Q2 2020	5

Financial Results at a Glance

Second Quarter 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q2 2020	Q2 2019	∆ in %	Q2 2020	Q2 2019	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	6,655	5,526	20	21
Cloud revenue	2,044	1,692	21	2,044	1,717	19	18
Software licenses and support revenue	3,665	3,802	–4	3,665	3,802	–4	–3
Cloud and software revenue	5,709	5,495	4	5,709	5,520	3	3
Total revenue	6,743	6,631	2	6,744	6,656	1	1
Share of more predictable revenue (in %)	73	69	5pp	73	69	5pp
Operating profit (loss)	1,284	827	55	1,964	1,816	8	7
Profit (loss) after tax	885	582	52	1,395	1,317	6
Basic earnings per share (in €)	0.73	0.48	54	1.17	1.09	7
Number of employees (FTE, June 30)	101,379	98,332	3	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Six months ended June 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q2 2020	Q1–Q2 2019	∆ in %	Q1–Q2 2020	Q1–Q2 2019	∆ in %	∆ in % const. curr.
Current Cloud Backlog2)	NA	NA	NA	6,655	5,526	20	21
Cloud revenue	4,055	3,247	25	4,057	3,299	23	22
Software licenses and support revenue	7,051	7,291	–3	7,051	7,291	–3	–4
Cloud and software revenue	11,106	10,538	5	11,107	10,589	5	4
Total revenue	13,264	12,722	4	13,266	12,773	4	3
Share of more predictable revenue (in %)	74	70	4pp	74	70	4pp
Operating profit (loss)	2,494	691	>100	3,446	3,283	5	4
Profit (loss) after tax	1,697	475	>100	2,409	2,397	1
Basic earnings per share (in €)	1.42	0.38	>100	2.02	1.99	1
Number of employees (FTE, June 30)	101,379	98,332	3	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	6

Business Outlook 2020

The Company confirms its 2020 revenue and profit outlook which was previously published in its Q1 2020 Quarterly Statement on April 21st. The outlook continues to be based on the assumption of a gradually improving demand environment in the third and fourth quarter, expecting further reopening of economies and easing of population lockdowns.

Non-IFRS cloud revenue is still expected to be in a range of €8.3 billion to €8.7 billion at constant currencies (2019: €7.01 billion), up 18% to 24% at constant currencies.

Non-IFRS cloud and software revenue is still expected to be in a range of €23.4 to €24.0 billion at constant currencies (2019: €23.09 billion), up 1% to 4% at constant currencies.

Non-IFRS total revenue is still expected to be in a range of €27.8 to €28.5 billion at constant currencies (2019: €27.63 billion), up 1% to 3% at constant currencies.

Non-IFRS operating profit is still expected to be in a range of €8.1 to €8.7 billion at constant currencies (2019: €8.21 billion), down 1% to up 6% at constant currencies.

The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is still expected to reach approximately 72%.

The Company has updated its cash flow expectations for 2020 and now expects an operating cash flow of above €5.0 billion (previously approximately €5.0 billion) and a free cash flow of approximately €4.0 billion (previously approximately €3.5 billion).

While SAP’s full-year 2020 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q3 and FY 2020 expected currency impacts.

Expected Currency Impact Based on June 2020 Level for the Rest of the Year
In percentage points	Q3	FY
Cloud revenue	-3pp to -1pp	-1pp to +1pp
Cloud and software revenue	-3pp to -1pp	-2pp to 0pp
Operating profit	-2pp to 0pp	-1pp to +1pp

Ambition 2023 and Capital Markets Day

SAP confirms its 2023 ambition.4 The Company also expects to hold a virtual Capital Markets Day in the fourth quarter 2020 to provide an update on its mid-term strategy.

4  For details on the 2023 ambition, please refer to SAP’s 2020 Half-Year Report.

SAP Q2 2020 Quarterly Statement Q2 2020	7

Additional Information

This Quarterly Statement and all information therein is unaudited.

The 2019 comparative numbers for first half only include Qualtrics revenues and profits from acquisition date of January 23rd.

SAP SE yesterday announced its intent to take Qualtrics public through an initial public offering (IPO) in the United States. SAP currently owns 100% of Qualtrics shares. SAP will retain majority ownership of Qualtrics.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the expansion of CCB over a period is a valuable indicator of go-to market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP’s Integrated Report 2019, which can be found at www.sapintegratedreport.com.

Webcast

SAP senior management will host a financial analyst conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As the market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Susan Miller	+1 (610) 661-9225	susan.miller@sap.com, ET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

SAP Q2 2020 Quarterly Statement Q2 2020	8

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2020 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.

SAP Q2 2020 Quarterly Statement Q2 2020	9

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)			11

Primary Financial Statements of SAP Group (IFRS)			13
(A)	Consolidated Income Statements		13
	(A.1)	Consolidated Income Statements – Quarter	13
	(A.2)	Consolidated Income Statements – Year-to-Date	14
(B)	Consolidated Statements of Financial Position		15
(C)	Consolidated Statements of Cash Flows		16

Non-IFRS Numbers			17
(D)	Basis of Non-IFRS Presentation		17
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		18
	(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	18
	(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date	19
(F)	Non-IFRS Adjustments – Actuals and Estimates		20
(G)	Non-IFRS Adjustments by Functional Areas		20

Disaggregations			22
(H)	Segment Reporting		22
	(H.1)	Segment Policies and Segment Changes	22
	(H.2)	Segment Reporting – Quarter	22
	(H.3)	Segment Reporting – Year-to-Date	26
(I)	Revenue by Region (IFRS and Non-IFRS)		30
	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	30
	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	31
(J)	Employees by Region and Functional Areas		32

Other Disclosures			33
(K)	Financial Income, Net		33
(L)	Divestments		33

SAP Q2 2020 Quarterly Statement Q2 2020	10

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020
Revenues
Cloud (IFRS)	1,555	1,692	1,789	1,896	6,933	2,011	2,044
Cloud (non-IFRS)	1,581	1,717	1,807	1,907	7,013	2,012	2,044
% change – yoy	48	40	37	35	40	27	19
% change constant currency – yoy	41	35	33	32	35	25	18
Software licenses (IFRS)	650	948	932	2,002	4,533	451	773
Software licenses (non-IFRS)	650	948	932	2,002	4,533	451	773
% change – yoy	4	–5	–1	–4	–2	–31	–18
% change constant currency – yoy	1	–6	–4	–6	–5	–31	–18
Software support (IFRS)	2,838	2,854	2,907	2,948	11,547	2,934	2,892
Software support (non-IFRS)	2,838	2,854	2,907	2,948	11,548	2,934	2,892
% change – yoy	7	4	5	4	5	3	1
% change constant currency – yoy	4	2	3	2	3	2	2
Software licenses and support (IFRS)	3,489	3,802	3,839	4,950	16,080	3,386	3,665
Software licenses and support (non-IFRS)	3,489	3,802	3,840	4,950	16,080	3,386	3,665
% change – yoy	6	2	4	1	3	–3	–4
% change constant currency – yoy	3	0	1	–1	1	–4	–3
Cloud and software (IFRS)	5,044	5,495	5,629	6,846	23,012	5,397	5,709
Cloud and software (non-IFRS)	5,070	5,520	5,647	6,857	23,093	5,398	5,709
% change – yoy	16	11	13	8	12	6	3
% change constant currency – yoy	12	8	10	6	9	5	3
Total revenue (IFRS)	6,091	6,631	6,791	8,041	27,553	6,521	6,743
Total revenue (non-IFRS)	6,118	6,656	6,809	8,052	27,634	6,522	6,744
% change – yoy	16	11	13	8	12	7	1
% change constant currency – yoy	12	8	10	6	9	5	1
Share of more predictable revenue (IFRS, in %)	72	69	69	60	67	76	73
Share of more predictable revenue (non-IFRS, in %)	72	69	69	60	67	76	73

Profits
Operating profit (loss) (IFRS)	–136	827	1,679	2,102	4,473	1,210	1,284
Operating profit (loss) (non-IFRS)	1,467	1,816	2,086	2,839	8,208	1,482	1,964
% change	19	11	20	12	15	1	8
% change constant currency	13	8	15	9	11	0	7
Profit (loss) after tax (IFRS)	–108	582	1,259	1,637	3,370	811	885
Profit (loss) after tax (non-IFRS)	1,080	1,317	1,564	2,190	6,152	1,015	1,395
% change	25	12	15	22	18	–6	6

Margins
Cloud gross margin (IFRS, in %)	61.2	62.6	64.5	65.1	63.5	66.4	66.0
Cloud gross margin (non-IFRS, in %)	66.2	67.9	69.0	69.5	68.2	69.3	69.5
Software license and support gross margin (IFRS, in %)	84.6	86.0	87.0	88.1	86.6	85.2	86.4
Software license and support gross margin (non-IFRS, in %)	85.7	87.1	87.6	88.8	87.4	85.7	87.4
Cloud and software gross margin (IFRS, in %)	77.4	78.8	79.9	81.7	79.6	78.2	79.1
Cloud and software gross margin (non-IFRS, in %)	79.6	81.1	81.7	83.4	81.6	79.6	81.0
Gross margin (IFRS, in %)	66.5	68.2	70.3	72.8	69.7	68.3	69.9
Gross margin (non-IFRS, in %)	69.5	71.4	72.3	75.2	72.3	69.8	72.6
Operating margin (IFRS, in %)	–2.2	12.5	24.7	26.1	16.2	18.6	19.0
Operating margin (non-IFRS, in %)	24.0	27.3	30.6	35.3	29.7	22.7	29.1
AT&S segment – Cloud gross margin (in %)	61.1	62.4	63.1	63.1	62.5	64.4	65.2
AT&S segment – Segment gross margin (in %)	78.4	80.0	80.4	82.9	80.6	78.3	80.1
AT&S segment – Segment margin (in %)	37.0	43.0	44.8	48.4	43.7	36.7	43.8
Services segment – Services gross margin (in %)	21.3	25.0	31.2	29.1	26.8	26.9	33.3
Services segment – Segment gross margin (in %)	17.1	21.8	28.3	25.8	23.4	23.1	30.4

SAP Q2 2020 Quarterly Statement Q2 2020	11

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020
Services segment – Segment margin (in %)	3.3	6.9	15.9	12.3	9.8	10.1	15.2
Concur segment – Cloud gross margin (in %)	84.9	86.5	86.9	88.7	86.8	88.1	88.4
Concur segment – Segment gross margin (in %)	76.8	77.5	77.9	80.6	78.3	79.8	79.2
Concur segment – Segment margin (in %)	36.4	36.0	39.8	40.5	38.2	37.6	36.0
Qualtrics segment – Cloud gross margin (in %)	91.4	92.0	91.4	90.1	91.1	90.8	91.0
Qualtrics segment – Segment gross margin (in %)	81.4	79.9	78.6	74.9	78.3	75.4	78.6
Qualtrics segment – Segment margin (in %)	7.9	5.6	3.2	–6.5	1.6	–7.5	4.3

Key Profit Ratios
Effective tax rate (IFRS, in %)	23.2	28.6	26.1	26.2	26.7	27.7	33.1
Effective tax rate (non-IFRS, in %)	26.1	27.0	25.8	25.9	26.2	27.2	30.3

Earnings per share, basic (IFRS, in €)	–0.10	0.48	1.04	1.36	2.78	0.68	0.73
Earnings per share, basic (non-IFRS, in €)	0.90	1.09	1.30	1.82	5.11	0.85	1.17

Order Entry and current cloud backlog
Current cloud backlog	5,329	5,526	NA	NA	NA	6,647	6,655
% change – yoy	NA	NA	NA	NA	NA	25	20
% change constant currency – yoy	NA	NA	NA	NA	NA	24	21
Orders – number of cloud deals (in transactions)	2,961	3,624	3,717	5,377	15,679	3,113	3,775
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	26	26	29	35	31	28	28
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	34	33	28	32	37	35
Orders – number of on-premise software deals (in transactions)	12,229	12,522	12,270	15,563	52,584	10,517	9,175
Share of orders greater than €5 million based on total software order entry volume (in %)	28	28	31	35	32	24	34
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	36	39	31	35	42	38

Liquidity and Cash Flow
Net cash flows from operating activities	2,802	–122	638	178	3,496	2,984	788
Capital expenditure	–359	–180	–164	–114	–817	–333	–164
Payments of lease liabilities	–78	–106	–104	–115	–403	–72	–84
Free cash flow	2,365	–409	370	–50	2,276	2,580	540
% of total revenue (IFRS)	39	–6	5	–1	8	40	8
% of profit after tax (IFRS)	–2,198	–70	29	–3	68	318	61
Group liquidity	7,673	5,280	5,597	5,382	5,382	7,872	7,401
Financial debt (–)	–13,866	–13,833	–13,874	–13,668	–13,668	–13,700	–14,855
Net debt (–)	–6,193	–8,553	–8,277	–8,286	–8,286	–5,827	–7,454
Days sales outstanding (DSO, in days)1)	69	70	71	71	71	73	76

Financial Position
Cash and cash equivalents	7,332	5,168	5,525	5,314	5,314	7,816	6,205
Goodwill	29,160	28,853	29,904	29,159	29,159	29,731	29,214
Total assets	60,860	57,874	59,963	60,212	60,212	62,947	60,709
Contract liabilities (current)	6,068	5,558	4,400	4,266	4,266	6,726	5,791
Equity ratio (total equity in % of total assets)	48	48	50	51	51	49	48

Non-Financials
Number of employees (quarter end)2)	98,659	98,332	99,710	100,330	100,330	101,150	101,379
Employee retention (in %, rolling 12 months)	93.8	93.5	93.3	93.3	93.3	93.3	93.9
Women in management (in %, quarter end)	26.0	26.2	26.3	26.4	26.4	26.8	27.3
Greenhouse gas emissions (in kilotons)	110	75	65	50	300	65	25

1) Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	12

Primary Financial Statements of SAP Group (IFRS)

(A)       Consolidated Income Statements

(A.1)                    Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2020	Q2 2019	∆ in %
Cloud	2,044	1,692	21
Software licenses	773	948	–18
Software support	2,892	2,854	1
Software licenses and support	3,665	3,802	–4
Cloud and software	5,709	5,495	4
Services	1,034	1,136	–9
Total revenue	6,743	6,631	2

Cost of cloud	–695	–633	10
Cost of software licenses and support	–497	–531	–6
Cost of cloud and software	–1,192	–1,164	2
Cost of services	–835	–946	–12
Total cost of revenue	–2,028	–2,111	–4
Gross profit	4,716	4,520	4
Research and development	–1,159	–1,053	10
Sales and marketing	–1,833	–1,995	–8
General and administration	–414	–457	–9
Restructuring	3	–199	<-100
Other operating income/expense, net	–29	10	<-100
Total operating expenses	–5,459	–5,803	–6
Operating profit (loss)	1,284	827	55

Other non-operating income/expense, net	–54	–41	32
Finance income	243	158	54
Finance costs	–151	–129	17
Financial income, net	92	29	>100
Profit (loss) before tax	1,322	815	62

Income tax expense	–437	–233	87
Profit (loss) after tax	885	582	52
Attributable to owners of parent	866	569	52
Attributable to non-controlling interests	19	13	47

Earnings per share, basic (in €)1)	0.73	0.48	54
Earnings per share, diluted (in €)1)	0.73	0.48	54

1) For the three months ended June 30, 2020 and 2019, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	13

(A.2)     Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2020	Q1–Q2 2019	∆ in %
Cloud	4,055	3,247	25
Software licenses	1,224	1,599	–23
Software support	5,826	5,692	2
Software licenses and support	7,051	7,291	–3
Cloud and software	11,106	10,538	5
Services	2,159	2,184	–1
Total revenue	13,264	12,722	4

Cost of cloud	–1,370	–1,237	11
Cost of software licenses and support	–998	–1,069	–7
Cost of cloud and software	–2,368	–2,306	3
Cost of services	–1,725	–1,845	–7
Total cost of revenue	–4,094	–4,151	–1
Gross profit	9,171	8,571	7
Research and development	–2,210	–2,114	5
Sales and marketing	–3,684	–3,833	–4
General and administration	–729	–895	–19
Restructuring	–13	–1,085	–99
Other operating income/expense, net	–41	48	<-100
Total operating expenses	–10,770	–12,031	–10
Operating profit (loss)	2,494	691	>100

Other non-operating income/expense, net	–103	–44	>100
Finance income	406	286	42
Finance costs	–354	–258	37
Financial income, net	53	29	84
Profit (loss) before tax	2,444	675	>100

Income tax expense	–747	–201	>100
Profit (loss) after tax	1,697	475	>100
Attributable to owners of parent	1,681	455	>100
Attributable to non-controlling interests	16	20	–19

Earnings per share, basic (in €)1)	1.42	0.38	>100
Earnings per share, diluted (in €)1)	1.42	0.38	>100

1) For the six months ended June 30, 2020 and 2019, the weighted average number of shares was 1,185 million (diluted: 1,185 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	14

(B)      Consolidated Statements of Financial Position

as at 6/30/2020 and 12/31/2019
€ millions	2020	2019
Cash and cash equivalents	6,205	5,314
Other financial assets	1,419	297
Trade and other receivables	6,584	7,908
Other non-financial assets	1,359	1,188
Tax assets	476	506
Total current assets	16,043	15,213
Goodwill	29,214	29,159
Intangible assets	4,158	4,491
Property, plant, and equipment	5,272	5,496
Other financial assets	2,595	2,336
Trade and other receivables	91	129
Other non-financial assets	1,777	1,701
Tax assets	313	435
Deferred tax assets	1,246	1,251
Total non-current assets	44,666	44,999
Total assets	60,709	60,212

€ millions	2020	2019
Trade and other payables	1,311	1,581
Tax liabilities	391	255
Financial liabilities	4,066	3,273
Other non-financial liabilities	3,636	4,818
Provisions	105	268
Contract liabilities	5,791	4,266
Total current liabilities	15,300	14,462
Trade and other payables	7	8
Tax liabilities	566	538
Financial liabilities	14,499	12,923
Other non-financial liabilities	603	814
Provisions	515	478
Deferred tax liabilities	79	79
Contract liabilities	69	89
Total non-current liabilities	16,338	14,929
Total liabilities	31,637	29,390
Issued capital	1,229	1,229
Share premium	548	545
Retained earnings	28,529	28,783
Other components of equity	1,749	1,770
Treasury shares	–3,072	–1,580
Equity attributable to owners of parent	28,982	30,746

Non-controlling interests	89	76
Total equity	29,072	30,822
Total equity and liabilities	60,709	60,212

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	15

(C)      Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2020	Q1–Q2 2019
Profit (loss) after tax	1,697	475
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	925	897
Share-based payment expense	612	1,114
Income tax expense	747	201
Financial income, net	–53	–29
Decrease/increase in allowances on trade receivables	47	–9
Other adjustments for non-cash items	–3	–55
Decrease/increase in trade and other receivables	1,132	354
Decrease/increase in other assets	–404	–390
Increase/decrease in trade payables, provisions, and other liabilities	–977	–2
Increase/decrease in contract liabilities	1,578	2,363
Share-based payments	–949	–832
Interest paid	–176	–176
Interest received	87	45
Income taxes paid, net of refunds	–491	–1,277
Net cash flows from operating activities	3,772	2,679
Business combinations, net of cash and cash equivalents acquired	–47	–6,147
Proceeds from sales of subsidiaries or other businesses	0	61
Purchase of intangible assets or property, plant, and equipment	–497	–539
Proceeds from sales of intangible assets or property, plant, and equipment	39	35
Purchase of equity or debt instruments of other entities	–1,390	–579
Proceeds from sales of equity or debt instruments of other entities	248	469
Net cash flows from investing activities	–1,647	–6,700
Dividends paid	–1,864	–1,790
Dividends paid on non-controlling interests	–2	–2
Purchase of treasury shares	–442	0
Proceeds from borrowings	2,015	2,523
Repayments of borrowings	–832	–29
Payments of lease liabilities	–156	–185
Net cash flows from financing activities	–1,281	517
Effect of foreign currency rates on cash and cash equivalents	46	45
Net decrease/increase in cash and cash equivalents	890	–3,459
Cash and cash equivalents at the beginning of the period	5,314	8,627
Cash and cash equivalents at the end of the period	6,205	5,168

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	16

Non-IFRS Numbers

(D)      Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Q2 2020 Quarterly Statement Q2 2020	17

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)      Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q2 2020					Q2 2019			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	2,044	0	2,044	–11	2,033	1,692	25	1,717	21	19	18
Software licenses	773	0	773	6	779	948	0	948	–18	–18	–18
Software support	2,892	0	2,892	6	2,898	2,854	0	2,854	1	1	2
Software licenses and support	3,665	0	3,665	12	3,677	3,802	0	3,802	–4	–4	–3
Cloud and software	5,709	0	5,709	1	5,710	5,495	25	5,520	4	3	3
Services	1,034	0	1,034	–3	1,031	1,136	0	1,136	–9	–9	–9
Total revenue	6,743	0	6,744	–3	6,741	6,631	25	6,656	2	1	1

Operating Expense Numbers
Cost of cloud	–695	71	–624			–633	82	–552	10	13
Cost of software licenses and support	–497	34	–463			–531	41	–490	–6	–6
Cost of cloud and software	–1,192	106	–1,086			–1,164	123	–1,042	2	4
Cost of services	–835	73	–763			–946	82	–864	–12	–12
Total cost of revenue	–2,028	179	–1,849			–2,111	205	–1,906	–4	–3
Gross profit	4,716	179	4,895			4,520	230	4,750	4	3
Research and development	–1,159	138	–1,021			–1,053	132	–921	10	11
Sales and marketing	–1,833	262	–1,571			–1,995	264	–1,730	–8	–9
General and administration	–414	104	–310			–457	164	–293	–9	6
Restructuring	3	–3	0			–199	199	0	<-100	NA
Other operating income/expense, net	–29	0	–29			10	0	10	<-100	<-100
Total operating expenses	–5,459	680	–4,780	–10	–4,790	–5,803	964	–4,840	–6	–1	–1

Profit Numbers
Operating profit (loss)	1,284	680	1,964	–12	1,951	827	989	1,816	55	8	7
Other non-operating income/expense, net	–54	0	–54			–41	0	–41	32	32
Finance income	243	0	243			158	0	158	54	54
Finance costs	–151	0	–151			–129	0	–129	17	17
Financial income, net	92	0	92			29	0	29	>100	>100
Profit (loss) before tax	1,322	680	2,002			815	989	1,804	62	11
Income tax expense	–437	–170	–607			–233	–254	–487	87	25
Profit (loss) after tax	885	510	1,395			582	734	1,317	52	6
Attributable to owners of parent	866	510	1,376			569	734	1,304	52	6
Attributable to non-controlling interests	19	0	19			13	0	13	47	47

Key Ratios
Operating margin (in %)	19.0		29.1		28.9	12.5		27.3	6.6pp	1.8pp	1.7pp
Effective tax rate (in %)2)	33.1		30.3			28.6		27.0	4.5pp	3.3pp
Earnings per share, basic (in €)	0.73		1.17			0.48		1.09	54	7

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2019 mainly resulted from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	18

(E.2)     Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2020					Q1–Q2 2019			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	4,055	2	4,057	–46	4,011	3,247	51	3,299	25	23	22
Software licenses	1,224	0	1,224	5	1,230	1,599	0	1,599	–23	–23	–23
Software support	5,826	0	5,826	–27	5,800	5,692	0	5,692	2	2	2
Software licenses and support	7,051	0	7,051	–21	7,029	7,291	0	7,291	–3	–3	–4
Cloud and software	11,106	2	11,107	–67	11,040	10,538	51	10,589	5	5	4
Services	2,159	0	2,159	–21	2,137	2,184	0	2,184	–1	–1	–2
Total revenue	13,264	2	13,266	–88	13,178	12,722	51	12,773	4	4	3

Operating Expense Numbers
Cost of cloud	–1,370	128	–1,242			–1,237	151	–1,086	11	14
Cost of software licenses and support	–998	53	–946			–1,069	79	–990	–7	–4
Cost of cloud and software	–2,368	180	–2,188			–2,306	231	–2,075	3	5
Cost of services	–1,725	95	–1,630			–1,845	146	–1,699	–7	–4
Total cost of revenue	–4,094	276	–3,818			–4,151	377	–3,774	–1	1
Gross profit	9,171	277	9,448			8,571	428	8,999	7	5
Research and development	–2,210	163	–2,047			–2,114	257	–1,857	5	10
Sales and marketing	–3,684	388	–3,296			–3,833	496	–3,337	–4	–1
General and administration	–729	111	–618			–895	325	–570	–19	8
Restructuring	–13	13	0			–1,085	1,085	0	–99	NA
Other operating income/expense, net	–41	0	–41			48	0	48	<-100	<-100
Total operating expenses	–10,770	950	–9,820	55	–9,765	–12,031	2,540	–9,490	–10	3	3

Profit Numbers
Operating profit (loss)	2,494	952	3,446	–33	3,413	691	2,592	3,283	>100	5	4
Other non-operating income/expense, net	–103	0	–103			–44	0	–44	>100	>100
Finance income	406	0	406			286	0	286	42	42
Finance costs	–354	0	–354			–258	0	–258	37	37
Financial income, net	53	0	53			29	0	29	84	84
Profit (loss) before tax	2,444	952	3,396			675	2,592	3,267	>100	4
Income tax expense	–747	–239	–986			–201	–669	–870	>100	13
Profit (loss) after tax	1,697	713	2,409			475	1,923	2,397	>100	1
Attributable to owners of parent	1,681	713	2,393			455	1,923	2,378	>100	1
Attributable to non-controlling interests	16	0	16			20	0	20	–19	–19

Key Ratios
Operating margin (in %)	18.8		26.0		25.9	5.4		25.7	13.4pp	0.3pp	0.2pp
Effective tax rate (in %)2)	30.6		29.0			29.7		26.6	0.9pp	2.4pp
Earnings per share, basic (in €)	1.42		2.02			0.38		1.99	>100	1

1) Constant-currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant-currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2019 mainly resulted from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	19

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2020	Q1–Q2 2020	Q2 2020	Q1–Q2 2019	Q2 2019
Operating profit (loss) (IFRS)		2,494	1,284	691	827
Revenue adjustments	0–30	2	0	51	25
Adjustment for acquisition-related charges	580–690	325	163	341	168
Adjustment for share-based payment expenses	1,200–1,600	612	519	1,114	517
Adjustment for restructuring	20–40	13	–3	1,085	199
Operating expense adjustments		950	680	2,540	964
Operating profit (loss) adjustments		952	680	2,592	989
Operating profit (loss) (non-IFRS)		3,446	1,964	3,283	1,816

Due to rounding, numbers may not add up precisely.

(G)      Non-IFRS Adjustments by Functional Areas

€ millions	Q2 2020					Q2 2019
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,192	64	42	0	–1,086	–1,164	79	44	0	–1,042
Cost of services	–835	1	72	0	–763	–946	1	81	0	–864
Research and development	–1,159	2	136	0	–1,021	–1,053	2	130	0	–921
Sales and marketing	–1,833	96	166	0	–1,571	–1,995	85	179	0	–1,730
General and administration	–414	1	103	0	–310	–457	1	163	0	–293
Restructuring	3	0	0	–3	0	–199	0	0	199	0
Other operating income/expense, net	–29	0	0	0	–29	10	0	0	0	10
Total operating expenses	–5,459	163	519	–3	–4,780	–5,803	168	597	199	–4,840

€ millions	Q1–Q2 2020					Q1–Q2 2019
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–2,368	127	53	0	–2,188	–2,306	150	81	0	–2,075
Cost of services	–1,725	2	94	0	–1,630	–1,845	3	144	0	–1,699
Research and development	–2,210	4	159	0	–2,047	–2,114	5	252	0	–1,857
Sales and marketing	–3,684	191	197	0	–3,296	–3,833	169	327	0	–3,337
General and administration	–729	1	110	0	–618	–895	14	311	0	–570
Restructuring	–13	0	0	13	0	–1,085	0	0	1,085	0
Other operating income/expense, net	–41	0	0	0	–41	48	0	0	0	48
Total operating expenses	–10,770	325	612	13	–9,820	–12,031	341	1,114	1,085	–9,490

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	20

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2020	Q1–Q2 2020	Q2 2019	Q1–Q2 2019
Cost of cloud and software	0	–2	–10	–127
Cost of services	–1	–5	–25	–169
Research and development	1	–5	–57	–443
Sales and marketing	3	0	–104	–281
General and administration	0	0	–3	–64
Restructuring expenses	3	–13	–199	–1,085

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	21

Disaggregations

(H)      Segment Reporting

(H.1)     Segment Policies and Segment Changes

SAP has four reportable segments: the Applications, Technology & Support segment, the Services segment, the Concur segment, and the Qualtrics segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Half-Year Report 2020.

(H.2)     Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q2 2020		Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,589	1,585	1,282	24	24
Software licenses	773	778	940	–18	–17
Software support	2,891	2,897	2,852	1	2
Software licenses and support	3,664	3,676	3,792	–3	–3
Cloud and software	5,252	5,260	5,075	3	4
Services	62	62	83	–25	–25
Total segment revenue	5,314	5,322	5,158	3	3
Cost of cloud	–553	–554	–482	15	15
Cost of software licenses and support	–435	–438	–465	–6	–6
Cost of cloud and software	–988	–992	–946	4	5
Cost of services	–70	–71	–86	–18	–17
Total cost of revenue	–1,058	–1,063	–1,032	3	3
Segment gross profit	4,256	4,259	4,126	3	3
Other segment expenses	–1,927	–1,936	–1,909	1	1
Segment profit (loss)	2,329	2,323	2,217	5	5
Margins
Cloud gross margin (in %)	65.2	65.1	62.4	2.8pp	2.6pp
Segment gross margin (in %)	80.1	80.0	80.0	0.1pp	0.0pp
Segment margin (in %)	43.8	43.7	43.0	0.9pp	0.7pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	22

Services

€ millions, unless otherwise stated (Non-IFRS)	Q2 2020		Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	1	1	1	–39	–39
Software licenses and support	1	1	1	–39	–38
Cloud and software	1	1	2	–44	–44
Services	795	794	849	–6	–6
Total segment revenue	796	795	850	–6	–6
Cost of cloud	–17	–18	–15	13	15
Cost of software licenses and support	–6	–6	–12	–48	–47
Cost of cloud and software	–24	–24	–28	–14	–13
Cost of services	–531	–534	–637	–17	–16
Total cost of revenue	–555	–558	–665	–17	–16
Segment gross profit	242	237	186	30	27
Other segment expenses	–121	–121	–127	–5	–4
Segment profit (loss)	121	115	59	>100	96
Margins
Services gross margin (in %)	33.3	32.7	25.0	8.3pp	7.8pp
Segment gross margin (in %)	30.4	29.8	21.8	8.5pp	7.9pp
Segment margin (in %)	15.2	14.5	6.9	8.3pp	7.6pp

Due to rounding, numbers may not add up precisely.

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q2 2020		Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	323	318	338	–4	–6
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	323	318	338	–4	–6
Services	56	56	57	–2	–3
Total segment revenue	379	374	395	–4	–5
Cost of cloud	–38	–37	–46	–18	–18
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–38	–37	–46	–18	–18
Cost of services	–42	–41	–43	–4	–5
Total cost of revenue	–79	–79	–89	–11	–12
Segment gross profit	300	295	306	–2	–4
Other segment expenses	–164	–162	–164	0	–1
Segment profit (loss)	137	133	142	–4	–6
Margins
Cloud gross margin (in %)	88.4	88.3	86.5	1.9pp	1.8pp
Segment gross margin (in %)	79.2	79.0	77.5	1.7pp	1.5pp
Segment margin (in %)	36.0	35.6	36.0	0.0pp	–0.4pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	23

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q2 2020		Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	130	128	94	38	36
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	130	128	94	38	36
Services	37	37	31	21	19
Total segment revenue	168	165	125	34	32
Cost of cloud	–12	–11	–8	55	52
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–12	–11	–8	55	52
Cost of services	–24	–24	–18	38	36
Total cost of revenue	–36	–35	–25	43	41
Segment gross profit	132	129	100	32	29
Other segment expenses	–125	–122	–93	34	31
Segment profit (loss)	7	7	7	2	1
Margins
Cloud gross margin (in %)	91.0	91.0	92.0	–0.9pp	–1.0pp
Segment gross margin (in %)	78.6	78.5	79.9	–1.3pp	–1.4pp
Segment margin (in %)	4.3	4.3	5.6	–1.4pp	–1.3pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	24

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		Q2 2020		Q2 2019	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	691	684	666	4	3
	Thereof Concur segment	323	318	338	–4	–6
	Other4)	1,137	1,133	880	29	29
	Total	1,828	1,817	1,547	18	17
Cloud revenue – IaaS2)		216	216	170	27	26
Cloud revenue		2,044	2,033	1,717	19	18
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	79.9	79.7	78.1	1.8pp	1.7pp
	Thereof Concur segment	88.4	88.3	86.5	1.9pp	1.8pp
	Other4)	69.5	69.5	69.0	0.6pp	0.5pp
	Total	73.5	73.3	72.9	0.6pp	0.5pp
Cloud gross margin – IaaS2) (in %)		36.0	35.6	22.4	13.6pp	13.2pp
Cloud gross margin (in %)		69.5	69.3	67.9	1.6pp	1.5pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	25

(H.3)     Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2020		Q1–Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	3,112	3,087	2,482	25	24
Software licenses	1,220	1,225	1,590	–23	–23
Software support	5,824	5,798	5,689	2	2
Software licenses and support	7,044	7,023	7,280	–3	–4
Cloud and software	10,156	10,110	9,761	4	4
Services	145	144	162	–11	–11
Total segment revenue	10,301	10,253	9,923	4	3
Cost of cloud	–1,095	–1,088	–948	15	15
Cost of software licenses and support	–887	–886	–932	–5	–5
Cost of cloud and software	–1,982	–1,974	–1,880	5	5
Cost of services	–156	–156	–179	–13	–13
Total cost of revenue	–2,138	–2,130	–2,059	4	3
Segment gross profit	8,163	8,124	7,864	4	3
Other segment expenses	–4,004	–3,993	–3,886	3	3
Segment profit (loss)	4,159	4,131	3,978	5	4
Margins
Cloud gross margin (in %)	64.8	64.8	61.8	3.0pp	3.0pp
Segment gross margin (in %)	79.2	79.2	79.2	0.0pp	0.0pp
Segment margin (in %)	40.4	40.3	40.1	0.3pp	0.2pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	26

Services

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2020		Q1–Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	2	2	2	–21	–21
Software licenses and support	2	2	2	–22	–22
Cloud and software	2	2	3	–26	–25
Services	1,644	1,630	1,654	–1	–1
Total segment revenue	1,646	1,632	1,656	–1	–1
Cost of cloud	–37	–37	–29	28	28
Cost of software licenses and support	–21	–21	–34	–39	–39
Cost of cloud and software	–57	–58	–63	–8	–8
Cost of services	–1,151	–1,149	–1,270	–9	–10
Total cost of revenue	–1,208	–1,206	–1,333	–9	–10
Segment gross profit	438	426	324	35	32
Other segment expenses	–231	–230	–238	–3	–3
Segment profit (loss)	207	196	85	>100	>100
Margins
Services gross margin (in %)	30.0	29.5	23.2	6.8pp	6.3pp
Segment gross margin (in %)	26.6	26.1	19.5	7.1pp	6.6pp
Segment margin (in %)	12.6	12.0	5.2	7.4pp	6.8pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	27

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2020		Q1–Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	690	675	654	5	3
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	690	675	654	5	3
Services	118	115	115	2	0
Total segment revenue	807	791	770	5	3
Cost of cloud	–81	–80	–93	–13	–14
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–81	–80	–93	–13	–14
Cost of services	–84	–83	–82	2	1
Total cost of revenue	–166	–163	–176	–6	–7
Segment gross profit	642	628	594	8	6
Other segment expenses	–344	–339	–315	9	7
Segment profit (loss)	297	289	279	7	4
Margins
Cloud gross margin (in %)	88.2	88.2	85.7	2.5pp	2.4pp
Segment gross margin (in %)	79.5	79.4	77.2	2.3pp	2.2pp
Segment margin (in %)	36.8	36.5	36.2	0.6pp	0.3pp

Due to rounding, numbers may not add up precisely.

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q2 2020		Q1–Q2 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	250	244	158	59	55
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	250	244	158	59	55
Services	79	77	56	41	37
Total segment revenue	329	321	214	54	50
Cost of cloud	–23	–22	–13	74	71
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–23	–22	–13	74	71
Cost of services	–53	–52	–29	85	81
Total cost of revenue	–76	–74	–42	82	78
Segment gross profit	253	247	172	47	43
Other segment expenses	–258	–251	–158	63	59
Segment profit (loss)	–5	–4	14	<-100	<-100
Margins
Cloud gross margin (in %)	90.9	90.9	91.8	–0.8pp	–0.9pp
Segment gross margin (in %)	77.0	76.9	80.5	–3.5pp	–3.6pp
Segment margin (in %)	–1.5	–1.2	6.6	–8.1pp	–7.8pp

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	28

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated		Q1–Q2 2020		Q1–Q2 2019	Δ in %	Δ in %
(Non-IFRS)		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	1,411	1,389	1,292	9	7
	Thereof Concur segment	690	675	654	5	3
	Other4)	2,225	2,205	1,678	33	31
	Total	3,636	3,594	2,970	22	21
Cloud revenue – IaaS2)		421	417	329	28	27
Cloud revenue		4,057	4,011	3,299	23	22
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	79.3	79.2	77.9	1.4pp	1.3pp
	Thereof Concur segment	88.2	88.2	85.7	2.5pp	2.4pp
	Other4)	69.8	69.9	66.6	3.3pp	3.3pp
	Total	73.5	73.5	71.5	2.0pp	2.0pp
Cloud gross margin – IaaS2) (in %)		33.5	33.2	27.1	6.5pp	6.1pp
Cloud gross margin (in %)		69.4	69.3	67.1	2.3pp	2.2pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	29

(I)        Revenue by Region (IFRS and Non-IFRS)

(I.1)      Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions				Q2 2020			Q2 2019				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	660	0	660	1	660	511	0	511	29	29	29
Americas	1,133	0	1,133	–12	1,122	970	25	995	17	14	13
APJ	251	0	251	0	251	212	0	212	19	19	18
Cloud revenue	2,044	0	2,044	–11	2,033	1,692	25	1,717	21	19	18

Cloud and Software Revenue by Region
EMEA	2,515	0	2,515	12	2,526	2,445	0	2,445	3	3	3
Americas	2,294	0	2,294	–14	2,281	2,185	25	2,210	5	4	3
APJ	900	0	900	2	903	865	0	865	4	4	4
Cloud and software revenue	5,709	0	5,709	1	5,710	5,495	25	5,520	4	3	3

Total Revenue by Region
Germany	951	0	951	0	951	948	0	948	0	0	0
Rest of EMEA	1,968	0	1,968	13	1,981	1,961	0	1,961	0	0	1
Total EMEA	2,919	0	2,919	13	2,932	2,910	0	2,910	0	0	1
United States	2,311	0	2,311	–44	2,267	2,201	25	2,226	5	4	2
Rest of Americas	480	0	480	26	506	499	0	499	–4	–4	1
Total Americas	2,791	0	2,791	–18	2,773	2,700	25	2,725	3	2	2
Japan	336	0	336	–12	324	262	0	262	28	28	24
Rest of APJ	698	0	698	14	713	759	0	759	–8	–8	–6
Total APJ	1,034	0	1,034	3	1,037	1,021	0	1,021	1	1	2
Total revenue	6,743	0	6,744	–3	6,741	6,631	25	6,656	2	1	1

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	30

(I.2)     Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions					Q1–Q2 2020		Q1–Q2 2019				∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	1,277	0	1,277	–5	1,272	967	0	967	32	32	32
Americas	2,275	2	2,277	–38	2,239	1,868	51	1,919	22	19	17
APJ	502	0	502	–3	499	412	0	412	22	22	21
Cloud revenue	4,055	2	4,057	–46	4,011	3,247	51	3,299	25	23	22

Cloud and Software Revenue by Region
EMEA	4,840	0	4,840	–2	4,838	4,629	0	4,629	5	5	5
Americas	4,545	2	4,547	–60	4,487	4,230	51	4,281	7	6	5
APJ	1,720	0	1,720	–5	1,715	1,680	0	1,680	2	2	2
Cloud and software revenue	11,106	2	11,107	–67	11,040	10,538	51	10,589	5	5	4

Total Revenue by Region
Germany	1,846	0	1,846	–1	1,845	1,783	0	1,783	3	3	3
Rest of EMEA	3,862	0	3,862	–2	3,860	3,754	0	3,754	3	3	3
Total EMEA	5,708	0	5,708	–3	5,705	5,537	0	5,537	3	3	3
United States	4,577	2	4,578	–108	4,471	4,245	51	4,296	8	7	4
Rest of Americas	983	0	983	29	1,012	957	0	957	3	3	6
Total Americas	5,560	2	5,561	–79	5,483	5,202	51	5,253	7	6	4
Japan	641	0	641	–25	617	526	0	526	22	22	17
Rest of APJ	1,356	0	1,356	18	1,373	1,457	0	1,457	–7	–7	–6
Total APJ	1,997	0	1,997	–7	1,990	1,983	0	1,983	1	1	0
Total revenue	13,264	2	13,266	–88	13,178	12,722	51	12,773	4	4	3

1) Constant-currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant-currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

SAP Q2 2020 Quarterly Statement Q2 2020	31

(J)       Employees by Region and Functional Areas

Full-time equivalents	6/30/2020				6/30/2019
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,354	4,638	5,461	16,454	6,390	4,530	5,260	16,180
Services	8,278	6,067	5,992	20,337	8,302	5,766	5,772	19,839
Research and development	12,941	5,942	9,330	28,214	12,486	5,378	8,805	26,668
Sales and marketing	10,266	10,493	5,104	25,863	9,966	10,223	5,118	25,307
General and administration	3,208	2,215	1,233	6,656	3,120	2,064	1,239	6,424
Infrastructure	2,138	1,049	670	3,857	2,240	1,022	651	3,913
SAP Group (6/30)	43,184	30,404	27,791	101,379	42,504	28,983	26,844	98,332
Thereof acquisitions1)	0	0	0	0	338	1,638	137	2,113
SAP Group (six months’ end average)	43,190	30,248	27,718	101,156	42,538	29,283	26,784	98,605

1) Acquisitions closed between January 1 and June 30 of the respective year

SAP Q2 2020 Quarterly Statement Q2 2020	32

Other Disclosures

(K)      Financial Income, Net

Finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments totaling €211 million in the second quarter 2020 (Q2/2019: €113 million) and €333 million in the first half 2020 (HY1/2019: €196 million).

Finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €57 million in the second quarter 2020 (Q2/2019: €21 million) and €159 million in the first half 2020 (HY1/2019: €27 million).

For more information about Financial Income, Net, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (C.4).

(L)       Divestments

On May 5, 2020, SAP and Sinch AB, Stockholm, Sweden (hereafter “Sinch”) announced that they had entered into a definitive agreement for Sinch to acquire the SAP Digital Interconnect group. The purchase price amounts to €225 million (on a cash-free, debt-free basis). The transaction is expected to close in the fourth quarter of 2020 — following satisfaction of applicable regulatory and other approvals.

For more information about divestments, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (D.1).

SAP Q2 2020 Quarterly Statement Q2 2020	33